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                TEXT OF AMENDED SECTIONS OF AMENDED AND RESTATED BYLAWS
                          OF METLIFE, INC., EFFECTIVE
                                 MARCH 20, 2006

     Section 2.03 of the MetLife, Inc. Amended and Restated By-Laws was amended to add the following subsection (b):

     Section 2.03. Director Elections.

     (b) Majority Voting Standard in Director Elections. (i) The Company has established a majority voting standard in uncontested elections of Directors. In an uncontested election of Directors (i.e., an election where the only nominees are those recommended by the Board of Directors), following certification of the shareholder vote, any nominee for election as Director who received a greater number of votes "withheld" from his or her election than votes "for" his or her election shall promptly tender his or her resignation to the Chairman of the Board. The Chairman of the Board shall inform the Chairman of the Governance Committee of such tender of resignation, and the Governance Committee shall promptly consider such resignation and recommend to the Board whether to accept the tendered resignation or reject it. In deciding upon its recommendation, the Governance Committee shall consider all relevant factors including, without limitation, the length of service and qualifications of the Director who has tendered his or her resignation and the Director's contributions to the Corporation and the Board.

     (ii) The Board of Directors shall act on the Governance Committee's recommendation no later than 90 days following certification of the shareholder vote. The Board shall consider the factors considered by the Governance Committee and such additional information and factors the Board deems relevant. The Corporation shall promptly publicly disclose the Board's decision and, if applicable, the reasons for rejecting the tendered resignation, in a Report on Form 8-K filed with the Securities and Exchange Commission.

     (iii) If a Director's resignation is accepted by the Board, the Governance Committee shall recommend to the Board whether to fill the vacancy created by such resignation or to reduce the size of the Board. Any Director who tenders his or her resignation as provided above shall not participate in the Governance Committee's or Board's consideration of whether or not to accept his or her tendered resignation.

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     (iv) If a majority of the members of the Governance Committee were required to tender their resignations as described above, the Directors whom the Board has affirmatively determined to be independent in accordance with applicable stock exchange listing standards and who were not required to tender their resignations shall appoint a special committee of the Board to consider the tendered resignations and whether to accept or reject them.

     (v) This provision shall be summarized or set forth in its entirety in each proxy statement relating to an election of Directors of the Corporation.


     Section 2.11 of the MetLife, Inc. Amended and Restated By-Laws was amended to read in its entirety as follows:

     Section 2.11. Resignations. Any Director may resign at any time by delivering a written notice of resignation, signed by such Director, to the Chairman or the Secretary. Unless otherwise specified in such notice, and subject to Section 2.03(b) of these By-Laws, such resignation shall take effect upon delivery.



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